EXHIBIT 99.1

Colliers International Reports Strong Financial Results for Inaugural Second Quarter

Revenue Up 11% (22% in Local Currency); Adjusted EBITDA Up 30% (46% in Local Currency) and Adjusted EPS Up 32%

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
	2015	2014	2015	2014

Revenues (millions)	$ 409.8	$ 368.5	$ 745.6	$ 668.0
Adjusted EBITDA (millions) (note 1)	44.6	34.3	59.1	48.7
Adjusted EPS (note 2)	0.58	0.44	0.69	0.51

TORONTO, Aug. 5, 2015 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIG) today reported operating and financial results for its second quarter ended June 30, 2015. All amounts are in US dollars.

Revenues for the second quarter were $409.8 million, an 11% increase (22% in local currency) relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $44.6 million, up 30% (46% in local currency) and Adjusted EPS (note 2) was $0.58, a 32% increase versus the prior year quarter. GAAP EPS from continuing operations was a loss of $1.00 per share in the quarter, versus a loss of $0.05 per share for the same quarter a year ago, and was impacted by one-time transaction costs and stock-based compensation, both related to the separation from FirstService completed on June 1, 2015. Second quarter adjusted EPS and GAAP EPS would have been approximately $0.10 higher excluding foreign exchange impacts.

For the six months ended June 30, 2015, revenues were $745.6 million, a 12% increase (22% in local currency) relative to the comparable prior year period, Adjusted EBITDA was $59.1 million, up 21% (34% in local currency), and Adjusted EPS was $0.69, up 35% versus the prior year period. GAAP EPS from continuing operations for the six month period was a loss of $0.79 per share, compared to a loss of $0.16 per share in the prior year period with the decline attributable to the costs noted above related to the separation from FirstService. Year-to-date adjusted EPS and GAAP EPS would have been approximately $0.10 higher excluding foreign exchange impacts.

"Colliers delivered strong financial results in the second and inaugural quarter as a stand-alone public company despite significant foreign currency headwinds as 65% of our revenues are generated outside the United States. Strong internal revenue growth and significant margin expansion was achieved across the board, especially in our European operations. We expect our strong momentum in the first half of the year to continue for the balance of the year," said Jay S. Hennick, Chairman and CEO of Colliers. "With the successful separation from FirstService now complete, Colliers is in a better position than ever to grow and prosper as one of the few commercial real estate service companies that are truly global, serving clients seamlessly in 67 countries around the world," he concluded.

About Colliers International Group Inc.

Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIG) is a global leader in commercial real estate services with more than 16,300 professionals operating from 502 offices in 67 countries. With an enterprising culture and significant insider ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include brokerage, global corporate solutions, investment sales and capital markets, project management and workplace solutions, property and asset management, consulting, valuation and appraisal services, and customized research and thought leadership. Colliers has been ranked among the top 100 outsourcing firms by the International Association of Outsourcing Professionals' Global Outsourcing for 10 consecutive years, more than any other real estate services firm.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter (@ColliersIntl) and LinkedIn.

Consolidated Revenues

	Three months ended			Six months ended
(in thousands of US$)	June 30		Growth	June 30		Growth
(LC = local currency)	2015	2014	in LC %	2015	2014	in LC %

Outsourcing & Advisory	$ 158,268	$ 121,104	46%	$ 290,792	$ 230,700	40%
Lease Brokerage	136,880	133,490	11%	241,494	219,195	18%
Sales Brokerage	114,684	113,931	11%	213,308	218,148	7%

Total revenues	$ 409,832	$ 368,525	22%	$ 745,594	$ 668,043	22%

Consolidated revenues for the second quarter grew 22% on a local currency basis, with significant revenue increases in the Outsourcing & Advisory division as a result of strong internal growth and acquisitions over the past year. Consolidated internal revenue growth in local currencies was 12%.

For the six months ended June 30, 2015, consolidated revenues grew 22% on a local currency basis, led by the Outsourcing & Advisory division as a result of the same factors that drove the second quarter increase. Lease Brokerage revenues were up 18% year-to-date on a local currency basis, driven by activity in the Americas, particularly in the first quarter. Year-to-date consolidated internal revenue growth in local currencies was 12%. Outsourcing & Advisory services represented 39% of total revenues for the period, up from 35% in the prior year period, indicating progress on the Company's strategic objective of achieving a higher percentage of non-transaction revenue.

Segmented Quarterly Results

Americas region revenues totalled $205.8 million for the second quarter compared to $200.4 million in the prior year quarter, up 7% on a local currency basis. Revenue growth was comprised of 4% internal growth and 3% growth from recent acquisitions. Internal growth for the quarter was driven by Outsourcing & Advisory revenues, particularly in valuation and project management services. Adjusted EBITDA was $17.4 million, up 2% from the prior year quarter.

EMEA region revenues totalled $105.1 million for the second quarter compared to $71.2 million in the prior year quarter, up 70% on a local currency basis. Revenue growth was comprised of 31% internal growth and 39% growth from recent acquisitions. Internal growth was driven by strong Lease Brokerage and Sales Brokerage activity, particularly in the UK market. Adjusted EBITDA was $17.8 million, up 95% from the prior year quarter, with a significant portion of the increase attributable to strong contribution from recently acquired businesses in France and several other countries and operating leverage in the UK operations.

Asia Pacific region revenues totalled $98.7 million for the second quarter compared to $96.8 million in the prior year quarter, up 15% on a local currency basis. Revenue growth was comprised of 13% internal growth and 2% growth from recent acquisitions. Internal growth was driven by Lease Brokerage and Sales Brokerage activity, particularly in the Australia and New Zealand markets. Adjusted EBITDA was $12.1 million, up 3% from the prior year quarter.

Global corporate costs were $2.7 million in the second quarter, relative to $3.6 million in the prior year period.

Spin-off Transaction and New Shares Outstanding

On June 1, 2015, the spin-off of FirstService was completed, resulting in the separation of Colliers International Group Inc. and "new" FirstService Corporation into two independent, publicly traded companies. As a result, FirstService is presented as a discontinued operation for all periods presented. Colliers incurred transaction costs of $13.1 million in relation to the spin-off, as well as stock-based compensation costs of $35.4 million related to the exchange of non-controlling interests in the former Commercial Real Estate Services division for 1,997,956 Subordinate Voting Shares of Colliers International Group Inc., both which were expensed during the quarter ended June 30, 2015. Including this issuance of shares, the total number of common shares of Colliers now outstanding is 37,970,511.

Conference Call

Colliers will be holding a conference call on Wednesday, August 5, 2015 at 11:00 a.m. Eastern Time to discuss the quarter's results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at www.colliers.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average cap rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers' compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company's Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and factors are identified in the Annual Information Form of former FirstService Corporation (the predecessor of Colliers) for the year ended December 31, 2014 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings (loss) from continuing operations to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) spin-off stock-based compensation costs; (vii) spin-off transaction costs; (viii) corporate costs allocated to spin-off and (ix) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company's service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2015	2014	2015	2014

Net earnings (loss) from continuing operations	$ (21,359)	$ 13,837	$ (21,319)	$ 14,510
Income tax	3,365	3,287	2,849	3,681
Other income, net	(310)	(141)	174	(719)
Interest expense, net	1,556	1,680	3,891	2,928
Operating earnings	(16,748)	18,663	(14,405)	20,400
Depreciation and amortization	9,683	9,698	18,274	17,547
Acquisition-related items	1,172	838	2,043	900
Spin-off stock-based compensation costs	35,400	--	35,400	--
Spin-off transaction costs	13,134	--	13,134	--
Corporate costs allocated to spin-off	727	1,380	2,010	2,545
Stock-based compensation expense	1,197	3,765	2,692	7,305
Adjusted EBITDA	$ 44,565	$ 34,344	$ 59,148	$ 48,697

2. Reconciliation of net earnings (loss) from continuing operations and diluted net earnings (loss) per share from continuing operations to adjusted net earnings and adjusted earnings per share:

Adjusted earnings per share is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) spin-off stock-based compensation costs; (v) spin-off transaction costs; (vi) corporate costs allocated to spin-off and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2015	2014	2015	2014

Net earnings (loss) from continuing operations	$ (21,359)	13,837	$ (21,319)	14,510
Non-controlling interest share of earnings	(7,421)	(6,166)	(8,820)	(10,135)
Amortization of intangible assets	4,204	5,116	7,631	7,921
Acquisition-related items	1,172	838	2,043	900
Spin-off stock-based compensation costs	35,400	--	35,400	--
Spin-off transaction costs	13,134	--	13,134	--
Corporate costs allocated to spin-off	741	1,406	2,048	2,595
Stock-based compensation expense	1,197	3,765	2,692	7,305
Income tax on adjustments	(5,461)	(2,527)	(7,470)	(4,074)
Non-controlling interest on adjustments	--	(344)	(163)	(581)
Adjusted net earnings	$ 21,607	$ 15,925	$ 25,176	$ 18,441

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2015	2014	2015	2014

Diluted net earnings (loss) per share from continuing operations	$ (1.00)	$ (0.05)	$ (0.79)	$ (0.16)
Non-controlling interest redemption increment	0.22	0.26	(0.04)	0.28
Amortization of intangible assets, net of tax	0.08	0.09	0.14	0.15
Acquisition-related items	0.03	0.02	0.06	0.02
Spin-off stock-based compensation costs	0.96	--	0.97	--
Spin-off transaction costs, net of tax	0.25	--	0.25	--
Corporate costs allocated to spin-off, net of tax	0.01	0.03	0.04	0.05
Stock-based compensation expense, net of tax	0.03	0.09	0.06	0.17
Adjusted earnings per share	$ 0.58	$ 0.44	$ 0.69	$ 0.51

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2015	2014	2015	2014

Revenues	$ 409,832	$ 368,525	$ 745,594	$ 668,043

Cost of revenues	239,889	214,888	448,010	397,888
Selling, general and administrative expenses	127,302	124,438	243,138	231,308
Depreciation	5,479	4,582	10,643	9,626
Amortization of intangible assets	4,204	5,116	7,631	7,921
Acquisition-related items (1)	1,172	838	2,043	900
Spin-off stock-based compensation costs (2)	35,400	--	35,400	--
Spin-off transaction costs (3)	13,134	--	13,134	--
Operating earnings (loss)	(16,748)	18,663	(14,405)	20,400
Interest expense, net	1,556	1,680	3,891	2,928
Other expense (income)	(310)	(141)	174	(719)
Earnings (loss) before income tax	(17,994)	17,124	(18,470)	18,191
Income tax	3,365	3,287	2,849	3,681
Net earnings (loss) from continuing operations	(21,359)	13,837	(21,319)	14,510
Discontinued operations, net of income tax (4)	3,041	9,425	1,103	7,566
Net earnings (loss)	(18,318)	23,262	(20,216)	22,076
Non-controlling interest share of earnings	7,421	6,166	8,820	10,135
Non-controlling interest redemption increment	7,684	9,437	(1,657)	10,162
Net earnings (loss) attributable to Company	(33,423)	7,659	(27,379)	1,779

Net earnings (loss) per common share
Basic
Continuing operations	$ (1.00)	$ (0.05)	$ (0.79)	$ (0.16)
Discontinued operations	0.08	0.26	0.03	0.21
	$ (0.92)	$ 0.21	$ (0.76)	$ 0.05

Diluted
Continuing operations	$ (1.00)	$ (0.05)	$ (0.79)	$ (0.16)
Discontinued operations	0.08	0.26	0.03	0.21
	$ (0.92)	$ 0.21	$ (0.76)	$ 0.05

Adjusted earnings per share (5)	$ 0.58	$ 0.44	$ 0.69	$ 0.51

Weighted average common shares (thousands)
Basic	36,608	35,972	36,241	35,931
Diluted	37,003	36,369	36,632	36,334

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(2) Stock-based compensation costs related to the exchange of non-controlling interests in the former Commercial Real Estate Services division for publicly traded shares of Colliers International Group Inc., in connection with the spin-off completed on June 1, 2015.
(3) Transaction costs related to the spin-off of FirstService completed on June 1, 2015.
(4) Discontinued operations include FirstService, which was spun off on June 1, 2015, a commercial real estate consulting business which was sold in July 2014, and an REO rental operation which was sold in April 2014.
(5) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	June 30, 2015	December 31, 2014

Assets
Cash and cash equivalents	$ 123,724	$ 90,003
Accounts receivable	269,240	294,174
Prepaids and other assets	83,944	72,919
Assets held for spin-off	--	250,723
Current assets	476,908	707,819
Other non-current assets	24,747	21,596
Fixed assets	63,910	65,191
Deferred income tax	89,136	79,067
Goodwill and intangible assets	404,406	400,933
Assets held for spin-off	--	364,821
Total assets	$ 1,059,107	$ 1,639,427

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 355,976	$ 461,918
Other current liabilities	15,899	23,476
Long-term debt - current	5,534	18,671
Liabilties held for spin-off	--	126,094
Current liabilities	377,409	630,159
Long-term debt - non-current	375,599	235,320
Other liabilities	44,411	37,997
Deferred income tax	19,568	21,969
Liabilities held for spin-off	--	330,701
Redeemable non-controlling interests	133,819	150,066
Shareholders' equity	108,301	233,215
Total liabilities and equity	$ 1,059,107	$ 1,639,427

Supplemental balance sheet information
Total debt	$ 381,133	$ 253,991
Total debt, net of cash	257,409	163,988

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30, 2015		June 30, 2015
(unaudited)	2015	2014	2015	2014

Cash provided by (used in)

Operating activities
Net earnings from continuing operations	$ (21,359)	$ 13,837	$ (21,319)	$ 14,510
Items not affecting cash:
Depreciation and amortization	9,683	10,643	18,274	18,544
Spin-off stock-based compensation	35,400	--	35,400	--
Deferred income tax	(4,158)	1,191	(5,489)	(582)
Other	5,040	2,906	5,110	562
	24,607	28,577	31,977	33,034

Changes in non-cash working capital
Accounts receivable	(15,600)	(21,987)	28,086	12,192
Payables and accruals	37,071	6,099	(89,171)	(59,840)
Other	(436)	8,992	(19,008)	(16,954)
Contingent acquisition consideration	--	535	--	(19,529)
Discontinued operations	9,373	34,597	29,416	20,922
Net cash provided by (used in) operating activities	55,015	56,813	(18,700)	(30,175)

Investing activities
Acquisition of businesses, net of cash acquired	(16,784)	(26,487)	(17,274)	(38,991)
Purchases of fixed assets	(9,752)	(13,501)	(11,302)	(16,879)
Other investing activities	(3,244)	(2,629)	(3,388)	(2,519)
Discontinued operations	(3,601)	(17,402)	(10,448)	(21,670)
Net cash used in investing activities	(33,381)	(60,019)	(42,412)	(80,059)

Financing activities
Increase in long-term debt, net	8,524	32,994	61,647	142,389
Purchases of non-controlling interests	(2,465)	(641)	(2,465)	(11,615)
Dividends paid to common shareholders	--	(3,598)	(3,581)	(7,178)
Distributions paid to non-controlling interests	(1,847)	(7,893)	(7,488)	(13,414)
Repurchases of Subordinate Voting Shares	--	(5,195)	--	(10,106)
Other financing activities	(2,859)	2,500	(930)	3,749
Net cash provided by financing activities	1,353	18,167	47,183	103,825

Effect of exchange rate changes on cash	(19,965)	584	(19,140)	(1,352)

Increase (decrease) in cash and cash equivalents	3,022	15,545	(33,069)	(7,761)

Cash and cash equivalents, beginning of period	120,702	119,398	156,793	142,704

Cash and cash equivalents, end of period	$ 123,724	$ 134,943	$ 123,724	$ 134,943

Cash flows excluding discontinued operations
Operating activities	$ 45,642	$ 22,216	$ (48,116)	$ (51,097)
Investing activities	(29,780)	(42,617)	(31,964)	(58,389)

Segmented Results
(in thousands of US dollars)

			Asia
(unaudited)	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended June 30

2015
Revenues	$ 205,768	$ 105,135	$ 98,697	$ 232	$ 409,832
Adjusted EBITDA	17,364	17,800	12,092	(2,691)	44,565
Operating earnings (loss)(1)	11,936	13,080	10,688	(52,452)	(16,748)

2014
Revenues	$ 200,379	$ 71,194	$ 96,755	$ 197	368,525
Adjusted EBITDA	17,115	9,131	11,737	(3,639)	34,344
Operating earnings	13,796	6,262	10,480	(11,875)	18,663

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Six months ended June 30

2015
Revenues	$ 389,494	$ 186,846	$ 168,801	$ 453	$ 745,594
Adjusted EBITDA	30,700	17,822	17,978	(7,352)	59,148
Operating earnings (loss)(1)	21,609	9,704	15,157	(60,875)	(14,405)

2014
Revenues	$ 366,482	$ 130,286	$ 170,900	$ 375	$ 668,043
Adjusted EBITDA	26,983	11,805	17,553	(7,644)	48,697
Operating earnings	20,987	5,893	15,047	(21,527)	20,400

(1) Operating loss of Corporate for the three months and six months ended June 30, 2015 includes $35,400 of spin-off stock-based compensation costs and $13,134 of spin-off transaction costs.
CONTACT: Jay S. Hennick
         Chairman & CEO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500